Aquila Solutions, LLC
Profit & Loss
January through October 2022

	Jan - Oct 22
Ordinary Income/Expense	
Income	
Paypal CC Fee	547.81
*Unknown Income	2,909.30
Uncategorized Income	0.00
Interest Income	27.21
Consulting Income	1,683,823.92
Total Income	1,687,308.24
Cost of Goods Sold	
Subcontracted Services	3,749.01
Total COGS	3,749.01
Gross Profit	1,683,559.23
Expense	
R&D	
Software Development	180,825.90
Total R&D	180,825.90
Office Maintenance	7,540.00
Construction	9,675.00
Recuitment	528.78
Health Insurance	
John Allen	1,069.32
Hankins, Mariah	865.76
Trask, Forrest	1,111.17
Health Insurance - Other	6,351.99
Total Health Insurance	9,398.24
Meals and Entertainment	4,782.20
Payroll	
Tax	162,929.95
Net	410,085.83
REIMB.	1,572.63
FEES	1,476.00
CO 401K	1,135.05
Payroll - Other	9,588.42
Total Payroll	586,787.88
Software - Expense	1,506.42
IT	10,490.81
Marketing	
Travel Expenses	11,099.62
Systems	62.99
Materials	2,909.12
Advertising	265.04
Conference	15,071.45
Marketing - Other	3,515.22
Total Marketing	32,923.44
Human Resource	2,879.90
Taxes Paid	
Georgia	333.73
Taxes Paid - Other	634.11
Total Taxes Paid	967.84
Accounting	1,034.95
Advertising and Promotion	3,550.79
Bank Service Charges	1,684.01

Aquila Solutions, LLC
Profit & Loss
January through October 2022

	Jan - Oct 22
Computer and Internet Expenses	
Internet Service	175.74
Computer and Internet Expenses - O...	18,308.38
Total Computer and Internet Expenses	18,484.12
Continuing Education	1,571.97
Insurance Expense	3,337.50
Janitorial Expense	11,860.00
Miscellaneous Expense	119.98
Office Supplies	41,431.84
Professional Fees	8,676.05
Rent Expense	65,116.00
Repairs and Maintenance	
Office Building	140.00
Total Repairs and Maintenance	140.00
Telephone Expense	2,559.09
Travel Expense	9,482.53
Utilities	4,544.06
Total Expense	1,021,899.30
Net Ordinary Income	661,659.93
Other Income/Expense	
Other Expense	
Ask My Accountant	62.15
Total Other Expense	62.15
Net Other Income	-62.15
Net Income	**661,597.78**

Aquila Solutions, LLC
Balance Sheet
As of October 31, 2022

	Oct 31, 22
ASSETS	
Current Assets	
Checking/Savings	
Financial Accounts	
Truist	
Tax Savings	99,819.85
Main Checking	103,562.48
Main Savings	369,932.74
Total Truist	573,315.07
Paypal	31,213.39
Sharebuilder - Money Mar...	2.38
Financial Accounts - Other	1.29
Total Financial Accounts	604,532.13
Total Checking/Savings	604,532.13
Accounts Receivable	
Accounts Receivable	330,058.87
Total Accounts Receivable	330,058.87
Other Current Assets	
Undeposited Funds	31,807.75
Total Other Current Assets	31,807.75
Total Current Assets	966,398.75
Fixed Assets	
Accumulated Depreciation	-38,985.42
Furniture and Equipment	38,985.42
Total Fixed Assets	0.00
Other Assets	
Project Managment	480.00
Total Other Assets	480.00
TOTAL ASSETS	**966,878.75**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	-0.82
Total Accounts Payable	-0.82
Other Current Liabilities	
Payroll Liabilities	
Forrest Trask	-370.39
SMPLIRA	2,699.99
Ga Unemployment Tax	-2,909.00
Payroll Liabilities - Other	2,051.00
Total Payroll Liabilities	1,471.60
Total Other Current Liabilities	1,471.60
Total Current Liabilities	1,470.78
Total Liabilities	1,470.78

Aquila Solutions, LLC
Balance Sheet
As of October 31, 2022

	Oct 31, 22
Equity	
Paid-in-Capital	26,090.03
Members Draw	-425,919.30
Members Equity	710,892.20
Owners Equity (Personal Mon...	-7,252.74
Net Income	661,597.78
Total Equity	965,407.97
TOTAL LIABILITIES & EQUITY	**966,878.75**

Aquila Solutions, LLC
Statement of Cash Flows
January through October 2022

	Jan - Oct 22
OPERATING ACTIVITIES	
Net Income	661,597.78
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-183,606.00
Net cash provided by Operating Activities	477,991.78
FINANCING ACTIVITIES	
Members Draw	-1,424.32
Owners Equity (Personal Money)	-3,224.74
Net cash provided by Financing Activities	-4,649.06
Net cash increase for period	473,342.72
Cash at beginning of period	163,367.55
Cash at end of period	**636,710.27**